Stock Option Exchange Program April 3, 2023 Exhibit (a)(1)(I)

Agenda • Stock Option Exchange Overview • Stock Option Eligibility • Exchange Details • Taxation Considerations • Example of Exchanges 2

Exchange Overview RSU refresher Stock Option Exchange Overview • Stock Options have been a key component of our long-term incentive program. We offer them broadly to all new hires and we still continue this practice today. The goal is to have all employees benefit from the future success of the company. • Unfortunately, at this time many employee stock option grants are “underwater” (meaning that our current stock price is below the initial grant price). • Science 37 is offering a voluntary opportunity to exchange eligible “underwater” stock options for Restricted Stock Units (RSUs). There is no obligation to take part in this offer. ▪ RSUs are granted at a price of $0.00 and vest without payment of any exercise price. Unlike options, as long as the current market value of Science 37 stock is above $0.01 then an RSU award will have value. ▪ Each RSU represents a contingent right to receive one share of Science 37 Holdings, Inc.'s common stock. After RSUs vest, you can then determine if you want to sell or hold the shares based on your investment objectives. ▪ If you participate in the exchange, your newly granted RSUs will require acceptance once they are loaded into E*Trade. Please note that the newly issued RSUs will have a new vesting schedule consisting of a 3-year vesfing period for all awards with ⅓ vesfing each year on the anniversary of the grant date 3

Stock Option Eligibility Exchange Offer Period: • The Exchange Offer will be open from April 3, 2023 through April 28, 2023, unless extended by Science 37 Holdings, Inc. Eligible Option Holders • The Exchange Offer is open to current employees, certain consultants and executive officers of Science 37 Holdings, Inc. and its subsidiaries who hold at least two outstanding eligible stock options (two and one-half for executives). • Executives, employees and consultants who have submitted a notice of resignation or termination or have been notified by Science 37 that their employment or service is being terminated at any time prior to the expiration of the exchange offer will not be eligible to participate in the exchange offer. • Employees outside the US are not eligible for this exchange offer. Eligible Option Awards must meet the following criteria • Eligible stock options include options granted from June 2021 through March 2022 with an exercise price at or above $9.06 per share. • You must exchange all shares within an option grant, but you do not need to exchange all grants Note: Once the exchange offer window closes on April 28th, all elections are final. 4

Exchange Details • Exchange Ratio o Science 37 has two ratios for exchanging an option award: 1. 2 options for 1 RSU – This applies to all employees and certain consultants at Science 37 other than the executive officers set forth in Category 2 below. 2. 2.5 options for 1 RSU – This applies to the following executive officers: David Coman, Jonathan Cotliar, Darcy Forman, Christine Pellizzari and Mike Zaranek. • Examples of an Exchange: • Vesting Details o If you participate in the exchange, any new RSU granted will be subject to a new vesting schedule regardless of whether the tendered options were vested or unvested. - Vesting schedule will be 1/3 per year on the anniversary of the grant date during the 3-year period following the grant date. - Grant Date will be April 28, 2023. 5

Taxation Considerations o The stock option for RSU exchange does not create a taxable event for the employee. The newly granted RSUs will have future tax implications as they vest. Please confer with your tax advisor as needed. 6

Screen Prints for Navigating the Aon Website • Initial login process: Direct URL for registration will be https://equitysolutions.aon.com/UWSO/Participant/Account/Register. You will need to provide the following registration code: [●] Use your work email address, or other email address as noted below, when registering for the Exchange Offer website The email should be your Science 37 email. If you are a consultant, you should use your personal email address 7

Screen Prints for Navigating the Aon Website Once you click Register, you will get the screen below. 8 You then need to go to your email and click the ‘here’ to confirm their email. If you do NOT receive an email, that means your email address is incorrect, and you should contact myequity@science37.com. Please also check your spam folder.

Screen Prints for Navigating the Aon Website After you click ‘here’, you will be brought to this screen: 9 You then need to ‘click here to log in’, enter your username (your Science 37 or other email address) and password that you just setup.

Screen Prints for Navigating the Aon Website Then you will be brought to the home page of the Exchange website. You can navigate this site and find helpful information like FAQs under the Document library 10

Screen Prints for Navigating the Aon Website When you select “My Options” it brings you to a listing of the options that are eligible for exchange as well as what they would exchange into at the conversion. 11 Review your grants and to the right you will want to select what awards you would like to exchange (or not)

Screen Prints for Navigating the Aon Website 12 The subsequent pages will walk you through the final steps to submit your request

Screen Prints for Navigating the Aon Website You must review the information and click on Confirm & Submit. This will trigger the confirmation email to be sent to your email on file. 13